# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantum Cyber N.V., CIK 0001874252
CUSIP: N5436L119
Title of class of securities: Ordinary Shares, nominal value (euro)0.01 per share
Address of issuer's principal executive offices: 200 Connecticut Ave, Suite 400, Norwalk, Connecticut (CT), 06854
Date of event which requires filing of this statement: 06/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002148129

## Reporting persons
- BP United Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,174,834; sole dispositive power 0; shared dispositive power 2,174,834; aggregate amount beneficially owned 2,174,834 (7.9% of the class)
  Comment: The figure in Item 11 included above is based upon 27,647,833 Ordinary Shares outstanding as of July 8, 2026, as confirmed by the Issuer to the Reporting Persons on July 20, 2026.
- Alexander Gurevich: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 543,709; shared voting power 2,174,834; sole dispositive power 543,709; shared dispositive power 2,174,834; aggregate amount beneficially owned 2,718,543 (9.8% of the class)
  Comment: (1) The figures in Items 6 and 8 represent Ordinary Shares, nominal value (euro)0.01 per share ("Ordinary Shares"), of Quantum Cyber N.V. (the "Issuer") held by BP United Inc. ("BP United"), and the figure in Item 9 reflects the aggregate Ordinary Shares held by the Reporting Persons. See Item 2 for more information.
  (2) The figure in Item 11 included above is based upon 27,647,833 Ordinary Shares outstanding as of July 8, 2026, as confirmed by the Issuer to the Reporting Persons on July 20, 2026.

## Item 1. Issuer
Name of issuer: Quantum Cyber N.V.
Address of issuer's principal executive offices: 200 Connecticut Ave, Suite 400, Norwalk, CT 06854

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by and on behalf of each of BP United Inc., a Delaware corporation ("BP United"), and Alexander Gurevich (each, a "Reporting Person" and collectively, the "Reporting Persons"). Mr. Gurevich is the Chief Executive Officer of BP United and may be deemed to indirectly beneficially own securities beneficially owned by BP United. The Reporting Persons are the record and direct beneficial owners of the shares of Common Stock covered by this statement. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held directly by the other Reporting Person.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 20855 Northeast 16th Avenue, Suite C-38, Miami, FL 33179.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement (filed herewith).

## Signatures
- BP United Inc.: /s/ Alexander Gurevich, Alexander Gurevich, Chief Executive Officer (08/10/2026)
- Alexander Gurevich: /s/ Alexander Gurevich, Alexander Gurevich (08/10/2026)